August 11, 2017

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Charles Eastman

    Terry French

    Carlos Pacho

Re:     iHeartCommunications, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 23, 2017

File No. 1-09645

Ladies and Gentlemen:

Set forth below is the response of iHeartMedia, Inc., a Delaware corporation (the “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated August 2, 2017 with respect to the Company’s Annual Report on Form 10-K filed on February 23, 2017.

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Notes to Consolidated Financial Statements

Note 11 – Segment Data, page 118

1.	We note in your discussion of operating results that you refer to specific countries and discuss their impact on operations. For example, in the discussion of your International Outdoor Results of Operations, on page 39, you note that lower rent expense and revenues due to the non-renewal of a bus shelter contract in the United Kingdom was a driver for the decrease in direct operating expenses. Please tell us how you considered the guidance in ASC 280-10-50-41(a) in determining whether to present geographic information by country in your segment disclosures.

Response:

The Company acknowledges the Staff’s comment, and includes below the guidance in ASC 280-10-50-41(a) for reference:

50-41 A public entity shall report the following geographic information unless it is impracticable to do so (see Example 3, Case D [paragraph 280-10-55-51]):

1. a. Revenues from external customers attributed to the public entity’s country of domicile and attributed to all foreign countries in total from which the public entity derives revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. A public entity shall disclose the basis for attributing revenues from external customers to individual countries.

The Company’s financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) include disclosure of revenues attributable to the United States (the Company’s country of domicile), which represented 75% of the Company’s consolidated revenues for the year ended December 31, 2016, and revenue attributable to all foreign countries in total from which the Company derives revenues as required by the guidance set forth above. In determining whether to present geographic information by individual foreign country in our segment disclosures, we considered the materiality of the revenues attributable to each country in which we do business compared to the consolidated financial statements of the Company. Such consideration of materiality included assessing whether the presentation of revenues for any individual foreign country would impact the decision making of a reader of the financial statements, and whether the exclusion of such information would prevent a reader from obtaining a reasonable understanding of the results of operations of the Company. For the years ended December 31, 2015 and 2016, the individual foreign country with the highest revenue represented just 4% of the Company’s consolidated revenues. Based on the size of the revenues attributable to any individual foreign country, we did not consider the presentation of geographic information by individual country to be material to a reader of the financial statements, and, therefore, we did not separately disclose revenues attributable to individual foreign countries in the segment disclosures in the financial statements included in the Form 10-K. We acknowledge that as a result of the sales of non-strategic outdoor markets in the U.S. and the sales of the Turkey and Australia businesses during 2016, revenues attributable to foreign countries may represent a larger portion of the Company’s consolidated revenues in the Company’s consolidated financial statements in future filings. We will continue to monitor revenues in all countries and will separately disclose in future Annual Reports on Form 10-K revenues attributable to any individual foreign country for which revenues exceed 10% of the Company’s consolidated revenues or that is otherwise deemed to be material.

We hope that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (210) 822-2828.

Sincerely,

/s/ Scott D. Hamilton

Scott D. Hamilton
Senior Vice President and Chief Accounting Officer

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